

*HKH* 3/20

SECURIT 13014259 )N

SEC
Mail Processing
Section

MAR 18 2013

Washington DC
401

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 65606 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12

MM/DD/YY                                   MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cushman&Wakefield Securities, Inc.

| | OFFICIAL USE ONLY |
| --- | --- |
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas

(No. and Street)

| New York | New York | 10104 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Wenk 212-841-7850

(Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young

(Name – *if individual, state last, first, middle name*)

| Five Times Square | New York | NY | 10036 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

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# OATH OR AFFIRMATION

I, David Wenk _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cushman & Wakefield Securities, Inc. _____ , as of December 31 _____ , 20 12 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

Vice President/CFO/COO
Title

_____ _____ Notary Public    3/11/2013

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



STATEMENT OF FINANCIAL CONDITION

Cushman & Wakefield Securities, Inc.
December 31, 2012
With Report of Independent Registered Public Accounting
Firm

*SEC I.D. No. 8-65606*

Ernst & Young LLP

Ξ Ⅱ ERNST & YOUNG

Cushman & Wakefield Securities, Inc.

Statement of Financial Condition

December 31, 2012

# Contents

Facing Page & Oath or Affirmation

Statement of Financial Condition



**Ernst & Young LLP**
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Cushman & Wakefield Securities, Inc.

We have audited the accompanying statement of financial condition of Cushman & Wakefield Securities, Inc. (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

**Management's Responsibility for the Financial Statement**

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1


**≡IJ ERNST & YOUNG**

## Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cushman & Wakefield Securities, Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

March 8, 2013

2

# Cushman & Wakefield Securities, Inc.

## Statement of Financial Condition

### December 31, 2012

| | |
|---|---:|
| **Assets** | |
| Cash | $ 3,137,916 |
| Prepaid expenses | 11,639 |
| Other | 5,000 |
| Total assets | $ 3,154,555 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Due to Parent | $ 1,415,380 |
| Tax payable | 236,665 |
| Accrued expenses | 64,994 |
| Deferred tax liability | 2,397 |
| Total liabilities | 1,719,436 |
| | |
| Stockholder's equity: | |
| Common stock, no par value, 100 shares authorized, issued and outstanding | — |
| Paid-in capital | 25,000 |
| Retained earnings | 1,410,119 |
| Total stockholder's equity | 1,435,119 |
| Total liabilities and stockholder's equity | $ 3,154,555 |

*The accompany notes are an integral part of this statement of financial condition.*

Cushman & Wakefield Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2012

## 1. Description of Business

Cushman & Wakefield Securities Inc. (the Company), a wholly-owned subsidiary of Cushman & Wakefield Inc. (the Parent), is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company arranges real estate financing with accredited investors through the placement of participations in debt or equity in real estate owned by its clients. In addition, the Company advises clients regarding real estate financing structures, which could involve the sale or exchange of stock or other securities. In November 2012, the Company expanded its permitted activities to include certain additional service business lines; however, the Company has not yet commenced the expanded activities. The Company was incorporated in Delaware on April 29, 2002 and commenced operations on April 7, 2003.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Any material events that occurred subsequent to December 31, 2012 were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to this Statement of Financial Condition.

### Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

The process of estimating accrued expenses involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us on a monthly basis for services performed. We make estimates of our accrued expenses as of each Statement of Financial Condition date based on facts and circumstances known to us.

## 2. Summary of Significant Accounting Policies (continued)

### Cash

Cash includes federally insured demand deposits that exceed the limit on insured deposits. The Company has not experienced any losses in such accounts.

### Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method prescribed in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740. The Company's taxable income is included in the taxable income of the Parent for federal income tax purposes, which is also included in the federal income tax return of Cushman & Wakefield Group, Inc., the parent company of Cushman & Wakefield Inc., through December 31, 2012.

Federal income taxes for the Company are provided for as if the Company was filing as a separate entity. The Company generally files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset and liability and its reported amount on the Statement of Financial Condition. These temporary differences result in taxable or tax deductible amounts in future years and are measured using the enacted tax rates and laws expected to apply to taxable income in the periods in which the deferred tax liability or asset is anticipated to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, valuation allowances are established to offset their benefit. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the level of historical taxable income, projected future taxable income and tax planning strategies that can be implemented by the Company in making this assessment.

## 2. Summary of Significant Accounting Policies (continued)

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure.

### Fair Value of Assets and Liabilities

The financial assets and liabilities of the Company are reported on the Statement of Financial Condition at carrying amounts that approximate fair values due to the short term maturities of the instruments. Such assets and liabilities include cash and accrued expenses.

## 3. Related Party Transactions

The accompanying Statement of Financial Condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company operated as an unaffiliated company. Pursuant to the Restated Administrative Services Agreement dated January 1, 2006, the Company receives services, including use of office space, personnel and other general and administrative services from the Parent. At December 31, 2012, $589,011 in fees for such services has not yet been paid and is included in Due to Parent on the Statement of Financial Condition. The remaining portion of the Due to Parent balance on the Statement of Financial Condition at December 31, 2012 primarily relates to federal and certain state income taxes. Due to Parent balances are settled on a periodic basis.

The Company is charged a royalty fee by the Parent. The Company made payments to the Parent and affiliated brokers during 2012 for services rendered in connection with transactions completed by the Company. At December 31, 2012, $39,994 remains unpaid and is included in Accrued expenses on the Statement of Financial Condition.

## 4. Income Taxes

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

**4. Income Taxes (continued)**

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2012. During the year ended December 31, 2012, the Company did not accrue any interest or penalties.

The Company is part of the Parent's consolidated tax return for federal income tax purposes. As of December 31, 2012, the Parent has been audited for tax years ended March 2007, December 2007 and December 2008 and the statute of limitations remains open for these years until December 31, 2013. As of December 31, 2012, the Parent is currently open to federal examination under the three-year statute of limitations but has been contacted about an exam of its December 2009 tax year. For state tax purposes, the Company is subject to a three-year statute of limitations.

**5. Commitments and Contingencies**

*Litigation*

In the ordinary course of business, the Company is subject to claims, contractual disputes and other uncertainties. As of December 31, 2012, there were no claims or suits involving the Company.

**6. Net Capital Requirements**

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) the "Rule," which requires the maintenance of minimum net capital of the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined in the Rule and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company computes its net capital requirements under the provisions of SEC Rule 15c3-1 and is exempt from SEC Rule 15c3-3 under provisions (k)(2)(i) and (k)(2)(ii).

At December 31, 2012, the Company had net capital of $1,418,480, which was $1,304,011 in excess of the required net capital of $114,469. The Company's percentage of aggregate indebtedness to net capital at December 31, 2012 was 121.05%.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1.

Cushman & Wakefield Securities, Inc.

Notes to Statement of Financial Condition (continued)

**7. Concentration of Credit Risk**

The Company maintains substantially all of its cash with one financial institution, which at times may exceed federal insured limits. The Company has not experienced any losses in such account. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

**8. Subsequent Events**

We have evaluated events and transactions that have occurred subsequent to December 31, 2012 through the date of issuance of this Statement of Financial Condition, and we have not identified any that require recognition or disclosure in the Statement of Financial Condition.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

